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Filed pursuant to Rule 424(b)(3)
Registration No. 333-121206

PROSPECTUS

        FOCUS ENHANCEMENTS, INC.
10,921,714 SHARES OF COMMON STOCK

        This prospectus covers up to 10,921,714 shares of our common stock, $0.01 par value per share, which may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and warrants to purchase common stock directly from us in private placements that were exempt from the registration requirements of federal and state securities laws. See page 11 under the heading "Selling Shareholders." Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling shareholders identified in this prospectus to register for resale shares issued to them.

        Pursuant to this prospectus, the selling shareholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the "Plan of Distribution" section of this prospectus, beginning on page 15 of this prospectus. Except for the exercise of warrants, the selling shareholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

        We will pay all registration expenses including, without limitation, all Securities and Exchange Commission ("SEC") and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters' or brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

        Each selling shareholder and any broker executing selling orders on behalf of the selling shareholders, may be deemed to be an "underwriter" as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

        Our common stock is listed on the NASDAQ SmallCap Market with the ticker symbol "FCSE." On March 9, 2005, the closing price of our common stock on the NASDAQ SmallCap Market was $1.06 per share. Our principal executive offices are located at 1370 Dell Avenue, Campbell, California 95008, and our telephone number is (408) 866-8300.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 1 of this prospectus.

The date of this prospectus is March 18, 2005.

        We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

RISK FACTORS

        You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We have a long history of operating losses.

        As of December 31, 2004, we had an accumulated deficit of $74.0 million. We incurred net losses of $11.0 million, $1.7 million and $6.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. There can be no assurance that we will ever become profitable. Additionally, our auditors have included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2004 with respect to substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We will need to raise additional capital, which, if through equity securities placements, will result in further dilution of existing and future stockholders.

        Historically, we have met our short- and long-term extra cash needs through debt and the sale of common stock in private placements, because cash flow from operations has been insufficient to fund our operations. Set forth below is information regarding net proceeds received recently through private placements of our common stock:

(In thousands)	Private Placements of Common Stock	Exercise of Stock Options and Warrants
2004	$10,741	$192
2003	$1,920	$3,437
2002	$3,121	$634

        Future capital requirements will depend on many factors, including cash flow from operations, continued progress in research and development programs, competing technological and market developments, and our ability to market our products successfully. There can be no assurance that sufficient funds will be raised. Moreover, any equity financing or convertible debt would result in dilution to our existing stockholders and could have a negative effect on the market price of our common stock. Furthermore, any additional debt financing will result in higher interest expense.

        We completed the acquisitions of COMO and Visual Circuits in the first and second quarters of 2004, respectively. These acquisitions were effected through the issuance of common stock, and the businesses associated with these acquisitions are not currently profitable. Although in 2004 we raised net proceeds of approximately $10.7 million through the sale of approximately 10.5 million shares of our common stock to third party investors in two private placement transactions, and secured a $4 million line of credit based on our accounts receivable balance, we anticipate needing additional financing in 2005, which may be met through additional sales of securities or debt.

        Furthermore, certain private placements could require us to pay penalties in the event privately issued securities are not timely registered for resale. For example, as of March 9, 2005, we have pending a registration statement to register 10,921,714 shares of our common stock. In the event the registration statement is not deemed effective on or about March 18, 2005, we could be subject to penalties equal to approximately $5,000 per day until the registration statement is deemed effective. There can be no assurances when such pending registration statement will be deemed effective.

We are dependent upon a significant shareholder to meet our financing needs and there can be no assurance that this shareholder will continue to provide financing.

        We have relied upon the ability of Carl Berg, a director and significant owner of our common stock, for interim financing needs. At December 31, 2003, we had an aggregate of approximately $4.4 million in debt and accrued interest outstanding to Mr. Berg. On March 19, 2004, Mr. Berg converted this debt and accrued interest to common and preferred stock. Additionally, Mr. Berg has provided a personal guarantee to Samsung Semiconductor Inc., our contracted ASIC manufacturer, to secure our working capital requirements for ASIC purchase order fulfillment and a personal guarantee to Greater Bay Bank in connection with our recent $4 million accounts receivable -based line of credit. Mr. Berg maintains a security interest in all the company's assets, subject to the bank's lien on our accounts receivable. There can be no assurances that Mr. Berg will continue to provide such interim financing or personal guarantees, should we need additional funds or increased credit facilities with our vendors.

We have a significant amount of convertible securities that will dilute existing stockholders upon conversion.

        At December 31, 2004, we had 3,161 shares of preferred shares issued and outstanding, and 3.3 million warrants and 7.4 million options, which are all exercisable into shares of common stock. The 3,161 shares of preferred stock are convertible into approximately 3.2 million shares of our voting common stock. Furthermore, at December 31, 2004, 1.4 million additional shares of common stock were available for grant to our employees, officers, directors and consultants under our current stock option and incentive plans. We also may issue additional shares in acquisitions. Any additional grant of options under existing or future plans or issuance of shares in connection with an acquisition will further dilute existing stockholders.

Any acquisitions of companies or technologies by us, including our acquisitions of COMO and Visual Circuits in 2004, may result in distraction of our management and disruptions to our business.

        We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in February 2004 when we acquired the stock of COMO and in May 2004 when we acquired substantially all the assets of Visual Circuits. From time-to-time, we may engage in discussions and negotiations with companies regarding the possibility of acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms, if at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions and/or pay for the legal, accounting or finders fees, typically associated with an acquisition. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill and intangible assets, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any potential acquisition may also result in a charge for in-process research and development expense, as was the case with the acquisition of Visual Circuits, which will negatively affect our consolidated results of operations.

We rely on certain vendors for a significant portion of our manufacturing.

        Approximately 54% of the components for our products are manufactured on a turnkey basis by three vendors: Furthertech Company Ltd., BTW Inc. and Samsung Semiconductor Inc. In addition, a single vendor in Mexico assembles certain of our products. If these vendors experience production or shipping problems for any reason, we in turn could experience delays in the production and shipping of our products, which would have an adverse effect on our results of operations.

We are dependent on our suppliers.

        We purchase all of our parts from outside suppliers and from time -to -time experience delays in obtaining some components or peripheral devices. Additionally, we are dependent on sole source suppliers for certain components. There can be no assurance that labor problems, supply shortages or product discontinuations will not occur in the future, which could significantly increase the cost, or delay shipment, of our products, which in turn could adversely affect our results of operations.

        Between the third quarter of 2004 and the fourth quarter of 2004 our revenue from mixer products was adversely affected by the discontinuation of certain third party components and our inability to redesign our product in a timely manner. These delays resulted in periods when we were without certain mixer products. By January 2005, we had redesigned and were shipping two new mixer products, thereby replacing the two previously discontinued mixes.

If we fail to meet certain covenants in our credit facility, we may not be able to draw down on such facility and our ability to finance our operations could be adversely affected.

        We have a $4.0 million credit line under which we can borrow up to 90% of our eligible outstanding accounts receivable. The various agreements in connection with such credit line require us to maintain certain covenants. For example, we are required to maintain certain financial covenants, including maintenance of certain liquidity ratios and operating results. In the event we are not able to obtain a waiver for any covenant violation, and/or remain out of compliance with a particular covenant, we will not be able to draw down on the line of credit, which could have a material adverse impact on our financial condition and results of operation.

        Furthermore, the restrictions contained in the line of credit documents, as well as the terms of other indebtedness we may incur from time-to-time, could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. These restrictions could also adversely affect our ability to finance our operations or other capital needs, or to engage in other business activities that would be in our interest.

We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits.

        For the year ended December 31, 2004, our largest five customers in aggregate provided 31% of our total revenues and as of December 31, 2004 comprised 35% of our accounts receivable balance. We presently have no reason to believe that these customers lack the financial resources to pay. We do not have long-term contracts requiring any customer to purchase any minimum amount of products. There can be no assurance that we will continue to receive orders of the same magnitude as in the past from existing customers or will be able to market our current or proposed products to new customers. The loss of any major customer, the failure of any such identified customer to pay us, or to discontinue issuance of additional purchase orders, would have a material adverse effect on our revenues, results of operation, and business as a whole, absent the timely replacement of the associated revenues and profit margins associated with such business. Furthermore, many of our products are dependent upon the overall success of our customers' products, over which we often have no control.

        To that point, in January 2004, Microsoft ceased placing significant orders for our FS454 product. Shipments of the FS454, which were primarily to Microsoft, represented 37% of our total revenues for the year ended December 31, 2003 while it only represented 10% of our total revenues for the year ended December 31, 2004. The loss of Microsoft orders for the FS454 has had a material adverse effect on our revenues, operating profit and liquidity, especially when compared to the third and fourth quarters of 2003 and the first quarter of 2004, as we began our initial shipments to Microsoft in the third quarter of 2003 and continued significant sales through the first quarter of 2004. However, as the product was manufactured by one of our contract manufacturers, we were able to meet Microsoft's requirements without an increase in our staffing and operations.

Our quarterly financial results are subject to significant fluctuations.

        We have been unable in the past to accurately forecast our operating expenses or revenues. Revenues currently depend heavily on volatile customer purchasing patterns. If actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

Our markets are subject to rapid technological change, and to compete effectively, we must continually introduce new products, requiring significant influx of additional capital.

        Many of our markets are characterized by extensive research and development and rapid technological change resulting in short product life cycles. Development by others of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive. We must devote substantial efforts and financial resources to enhance our existing products and to develop new products, including our significant investment in UWB technology. To fund such ongoing research and development, we will require a significant influx of additional capital. There can be no assurance that we will succeed with these efforts. Failure to effectively develop such products, notably our UWB technology, could have a material adverse effect on our financial condition and results of operations.

We may not be able to protect our proprietary information.

        As of December 31, 2004 we held six patents and four pending applications, one of which combined five previous provisional patent applications, in the United States. Certain of these patents have also been filed and issued in countries outside the United States. We treat our technical data as confidential and rely on internal non-disclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or prove valuable in light of future technological developments.

        We believe our products and other proprietary rights do not infringe upon the proprietary rights or products of third parties. There can be no assurance, however, that third parties will not assert infringement claims against us or that such assertions will not result in costly litigation or require us to license intellectual proprietary rights from third parties. In addition, there can be no assurance that any such licenses would be available on terms acceptable to us, if at all.

Delays in product development could adversely affect our market position or customer relationships.

        We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

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  changing product specifications;

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  the discontinuation of certain third party components;

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  difficulties in hiring and retaining necessary personnel;

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  difficulties in reallocating engineering resources and other resource limitations;

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  difficulties with independent contractors;

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  changing market or competitive product requirements;

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  unanticipated engineering complexity;

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  undetected errors or failures in software and hardware; and

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  delays in the acceptance or shipment of products by customers.

        The development of new, technologically advanced products, including our significant investment in UWB, is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to customers that are highly reliable, operate with the customer's existing equipment, lower the customer's costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business. Finally, there can be no assurances we will be successful in these efforts.

If we are unable to respond to rapid technological change in a timely manner, then we may lose customers to our competitors.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products. Our industry is characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

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  both license and internally develop leading technologies useful in our business;

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  enhance our existing technologies;

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  develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

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  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

        To develop our proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

We typically operate without a significant amount of backlog, which could have an adverse impact on our operating results.

        We typically operate with a small amount of backlog. Accordingly, we generally do not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in current customer demand would therefore have, and has had in the past, an almost immediate adverse impact on our operating results.

During much of the first half of 2003, our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. If we were to be delisted, it could make trading in our stock more difficult.

        Our voting common stock is traded on the Nasdaq SmallCap Market. There are various quantitative listing requirements for a company to remain listed on the Nasdaq SmallCap Market.

        We are required to maintain a minimum bid price of $1.00 per share for our common stock. On March 9, 2005, our common stock closed at $1.06. Between January 31, 2003 and May 2, 2003, Focus voting common stock closed below $1.00 on all trading days. On March 18, 2003, we were notified by the Nasdaq that our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. However, on May 21, 2003, we received notification from Nasdaq that we had regained compliance and the matter was closed.

        We must maintain stockholders' equity of $2.5 million. At December 31, 2004, we had total stockholders' equity of $21.3 million. To the extent we incur net losses and do not raise additional capital, our stockholders' equity will be reduced.

        If we fail to meet these Nasdaq SmallCap requirements, our common stock could be delisted, eliminating the only established trading market for our shares. Any sales of our voting common stock at a discount to market may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement.

        In the event we are delisted from the Nasdaq SmallCap Market, we would be forced to list our shares on the OTC Electronic Bulletin Board or some other quotation medium, such as pink sheets, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor might find it more difficult to trade, or to obtain accurate price quotations for, such shares. Delisting might also reduce the visibility, liquidity, and price of our voting common stock.

Our common stock price is volatile.

        The market price for our voting common stock is volatile and has fluctuated significantly to date. For example, between January 1, 2003 and December 31, 2004, the per share price has fluctuated between $0.50 and $4.20 per share, closing at $1.06 on March 9, 2005. The trading price of our voting common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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  actual or anticipated variations in our quarterly operating results;

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  announcements of technological innovations, new sales formats or new products or services by us or our competitors;

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  cyclical nature of consumer products using our technology;

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  changes in financial estimates by us or securities analysts;

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  changes in the economic performance and/or market valuations of other multi-media, video scan companies;

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  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  additions or departures of key personnel;

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  additions or losses of significant customers; and

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  sales of common stock or issuance of other dilutive securities.

        In addition, the securities markets have experienced extreme price and volume fluctuations in recent times, and the market prices of the securities of technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation, including us. If we are sued in a securities class action, then it could result in additional substantial costs and a diversion of management's attention and resources.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business.

        The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the use of certain hazardous substances in electrical and electronic equipment. We may need to redesign products containing hazardous substances regulated under the RoHS Directive to reduce or eliminate those regulated hazardous substances in our products. As an example, certain of our products include lead, which is included in the list of restricted substances.

        We are in the process of evaluating the impact of this directive on our business and have not yet estimated the potential costs of compliance.

Risks Related to Our Industry

International sales are subject to significant risk.

        Our revenues from outside the United States are subject to inherent risks related thereto, including currency rate fluctuations, the general economic and political conditions in each country. There can be no assurance that an economic or currency crisis experienced in certain parts of the world will not reduce demand for our products and therefore have a material adverse effect on our revenue or operating results.

Our businesses are very competitive.

        The computer peripheral markets are extremely competitive and are characterized by significant price erosion over the life of a product. We currently compete with other developers of video conversion products and with video-graphic integrated circuit developers. Many of our competitors have greater market recognition and greater financial, technical, marketing and human resources. Although we are not currently aware of any announcements by our competitors that would have a material impact on our operations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

        The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. We anticipate increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors in this market.

        Often our competitors have greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we possess. In addition, some of our competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels. If we experience adverse economic conditions our business, financial condition and operating results could be adversely impacted.

        If we experience adverse economic conditions in the United States and throughout the world, we may continue to experience a material adverse impact on our business, operating results, and financial condition. We have taken actions and charges to reduce our cost of sales and operating expenses in order to address adverse economic conditions. A prolonged continuation or worsening of sales trends may require additional actions and charges to reduce cost of sales and operating expenses in subsequent quarters. We may be unable to reduce cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment. If we must undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby adversely affecting our business, financial condition and operating results. Adverse economic conditions could decrease demand for our products, increase delinquencies in payments and otherwise have an adverse impact on our business.

Recent corporate bankruptcies, accounting irregularities, and alleged insider wrong doings have negatively affected general confidence in the stock markets and the economy, causing the United States Congress to enact sweeping legislation, which will increase the costs of compliance.

        In an effort to address growing investor concerns, the United States Congress passed, and on July 30, 2002, President Bush signed into law, the Sarbanes-Oxley Act of 2002. This sweeping legislation primarily impacts investors, the public accounting profession, public companies, including corporate duties and responsibilities, and securities analysts. Some highlights include establishment of a new independent oversight board for public accounting firms, enhanced disclosure and internal control requirements for public companies and their insiders, required certification by CEO's and CFO's of Securities and Exchange Commission ("SEC") financial filings, prohibitions on certain loans to offices and directors, efforts to curb potential securities analysts' conflicts of interest, forfeiture of profits by certain insiders in the event financial statements are restated, enhanced board audit committee requirements, whistleblower protections, and enhanced civil and criminal penalties for violations of securities laws. Such legislation and subsequent regulations will increase the costs of securities law compliance for publicly traded companies such as us.

We are exposed to potential risks from legislation requiring companies to evaluate financial controls under Section 404 of the Sarbanes-Oxley Act of 2002.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls. We will be required to meet the requirements of the Sarbanes-Oxley Act by December 31, 2005 if we are deemed to be an accelerated filer on June 30, 2005, otherwise we must meet the requirements by December 31, 2006. We have prepared an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

NOTE ON FORWARD LOOKING STATEMENTS

        From time to time, information provided by Focus Enhancements Inc. ("Focus") or statements made by its employees may contain "forward looking" information within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as "believe", "plan", "expect", "intend", "anticipate", "estimate", "project", "forecast", "may increase", "may fluctuate", "may improve" and similar expressions or future or conditional verbs such as "will", "should", "would", and "could". These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, opportunities and expectations regarding technologies, anticipated performance or contributions from new and existing employees, proposed acquisitions, projections of future performance, possible changes in laws and regulations, potential risks and benefits arising from the implementation of our strategic and tactical plans, perceived opportunities in the market, potential actions of significant stockholders and investment banking firms, and statements regarding our mission and vision. Our actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. Factors that may cause such differences include, without limitation, the availability of capital to fund our future cash needs, reliance on major customers, history of operating losses, failure to integrate new acquisitions, the actual amount of charges and transaction expenses associated with the acquisitions, the ability to recognize expected synergies upon acquisition and the related benefits envisioned by us, market acceptance of our products, technological obsolescence, competition, component supply problems and protection of proprietary information, as well as the accuracy of our internal estimates of revenue and operating expense levels. Each forward looking statement should be read in conjunction with the "Risk Factors" included in this prospectus, together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, contained in our periodic reports filed with the SEC. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

FOCUS ENHANCEMENTS, INC.

        Founded in 1991, FOCUS Enhancements, Inc. is a designer of solutions in advanced, proprietary video technology. Headquartered in Campbell, California, we design, develop, and market video solutions in two distinct markets: advanced, proprietary video conversion ICs (Integrated Circuits) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor (Integrated Circuit) products include designs for PCs, Game Cards, Internet TV, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to Original Equipment Manufacturers (OEMs). We market our system products through both consumer and professional channels. Our consumer and production system products include video scan converters, video mixers, character generators, DV direct-to-disk digital video recorders, MPEG recorders, and file format conversion tools. Our digital asset management system products include network-based video servers, long-duration program monitors, and capture/playout components. Our digital signage and retail media solutions products include standard and high definition MPEG players, servers and associated control software.

        Our main address is 1370 Dell Avenue, Campbell, California 95008 and our telephone number is (408) 866-8300. Our Web site is located at http://www.Focusinfo.com. Information contained in our Web site is not part of this prospectus.

THE TRANSACTIONS

Investor Relations Services

        On June 1, 2004, we issued warrants to purchase up to 50,000 shares of common stock to Wall Street Communications Group, Boulder, Colorado for investor relations services. The warrants have a strike price between $1.35 to $1.80 per share.

Private Placement

        On November 17, 2004, we completed the sale of 6,666,667 shares of our common stock in a private placement to 17 independent third party investors, receiving proceeds of approximately $5.6 million, net of offering costs of approximately $408,000. The shares were sold at an approximate 20% discount to the five-day average closing price of our common stock from November 5-11, 2004. Additionally, we issued to the investors and two placement agents warrants to purchase an aggregate of 1,954,668 shares of common stock at an exercise price of $1.25 per share.

Line of Credit

        On November 15, 2004, we secured a $4 million line of credit from a bank. Pursuant to the line of credit, we will be able to borrow up to 90% of our eligible accounts receivable balance subject to certain covenants. In connection with this line of credit, the bank will obtain a priority security interest in our accounts receivable. Carl Berg, a director of Focus, will maintain his security interest in all the company's assets, subject to the bank's lien on accounts receivable. In connection with the line of credit, we issued to the bank warrants to purchase 77,186 shares of our common stock at an exercise price of approximately $1.17 per share.

Conversion of Debt

        On March 19, 2004, Carl Berg, a director and significant owner of our stock, converted approximately $3.9 million in debt and accrued interest outstanding into 840 shares of Series B preferred stock, 417 shares of Series C preferred stock, and 2,173,193 shares of common stock. The issuance of stock was not registered as it involved a private sale to Mr. Berg pursuant to the terms of previously issued debt. This prospectus includes 2,173,193 shares of common stock held by Mr. Berg.

Common Stock

        The common stock shares initially issued in the above transactions were exempt from the registration requirements of the Securities Act of 1933, as amended.

        The terms of the common stock are described in this prospectus under the heading "Description of Capital Stock." Copies of the purchase agreement, the registration rights agreement and the form of warrant, have been filed as exhibits to the registration statement (of which this prospectus is a part), which are incorporated by reference in this prospectus.

USE OF PROCEEDS

        Except for the exercise of warrants, we will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event all 2,081,852 warrants were exercised, we would receive gross proceeds of $2.6 million. We are paying the expenses of registration of the shares being offered under this prospectus.

DILUTION

        As of March 9, 2005, 8,839,860 shares of the 10,921,714 shares being offered pursuant to this prospectus were issued in private placements and are already outstanding. In addition, we may issue 2,081,854 shares upon the exercise of warrants. The issuance of these additional shares will dilute our current shareholders by approximately 3.5%.

SELLING SHAREHOLDERS

        The following table sets forth: (i) the number of shares of Focus common stock beneficially owned by each selling shareholder as of March 9, 2005 and (ii) the number of shares of Focus common stock to be offered hereby by each selling shareholder. Other than disclosed in this prospectus, no selling shareholder has had any position, office or other material relationship with us during the past three years. The information set forth below is based on information provided by each selling shareholder.

        Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 59,915,536 shares of our common stock issued and outstanding as of March 9, 2005 and assumes 2,081,854 warrants to purchase common stock issued to the selling shareholders are exercised as of such date.

        The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

Security Ownership(1)

Name	Number of Shares Beneficially Owned Prior to Offering		Shares to be Sold in the Offering		Shares Beneficially Owned After Offering(24)%
Wall Street Communications	50,000		50,000	(2)	0	*
Greater Bay Bancorp	77,186		77,186	(3)	0	*
Crestline Consultancy	21,600		21,600	(4)	0	*
033 Growth International Fund, LTD.	1,267,063		576,275	(5)	690,788	1.2
033 Growth Partners I, LP	2,555,092		1,172,650	(6)	1,382,442	2.3
033 Growth Partners II, LP	812,634		364,725	(7)	447,909	*
Bristol Investment Fund, Ltd	1,013,601		972,222	(8)	41,379	*
Cranshire Capital, L.P.	901,632		791,666	(9)	109,966	*
Crescent International Ltd.	511,452		375,000	(10)	136,452	*
GSSF Master Fund, LP	347,223		347,223	(11)	0	*
Gryphon Master Fund, LP	347,223		347,223	(12)	0	*
Omicron Master Trust	610,727		555,555	(13)	55,172	*
Oyster Pond Partner, LP	565,885		261,350	(14)	304,535	*
Rodman & Renshaw, LLC	442,227		266,400	(15)	175,827	*
Solomon Strategic Holdings, Inc.	218,679		208,334	(16)	10,345	*
Spectra Capital Management, LLC	235,920		208,334	(17)	27,586	*
Stonestreet, LP	347,221		347,221	(18)	0	*
TCMP[3] Partners	305,364		277,778	(19)	27,586	*
The Tail Wind Fund Limited	1,305,483		694,445	(20)	611,038	1
Whalehaven Capital Fund Limited	208,334		208,334	(21)	0	*
Cundill International Company Ltd.	1,125,000		625,000	(22)	500,000	*
Carl E. Berg	5,334,193	(23)	2,173,193		3,161,000	5.3

			10,921,714

*
Represents beneficial ownership of less than one percent

(1)
This table has been prepared based solely upon information furnished to us as of the date indicated by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed shares of our common stock. Based on information as of March 9, 2005.

(2)
Wall Street Communications. Shares of common stock issuable upon the exercise of warrants within 60 days of March 9, 2005. Mr. Michael Sclafani as President, has voting and investment control over the securities. See also "The Transaction—Investor Relations Services."

(3)
Greater Bay Bancorp. Shares of common stock issuable upon exercise of warrants within 60 days of March 9, 2005. See also "The Transactions—Line of Credit."

(4)
Crestline Consultancy. Consists of 21,600 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of March 9, 2005. Crestline Consultancy was the placement agent for the private placement for foreign investors only and received the securities included for registration as compensation for the placement services only. Catherine Buyck, as Director has voting and dispositive control over the securities. See also "The Transactions—Private Placement."

(5)
003 Growth International Fund, LTD. Includes 115,255 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispositive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions—Private Placement."

(6)
033 Growth Partners I, LP. Includes 234,530 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispositive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions—Private Placement."

(7)
033 Growth Partners II, LP. Includes 72,945 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispositive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions—Private Placement."

(8)
Bristol Investment Fund, Ltd. Includes 194,444 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Bristol Capital Advisors, LLC is the investment advisor to Bristol Investment Fund, Ltd. Mr. Paul Kessler is the managing member of Bristol Capital Advisors, LLC and as such has voting and investment control over these securities. Mr. Kessler disclaims beneficial ownership of these securities. See also "The Transactions—Private Placement."

(9)
Cranshire Capital, L.P. Includes 158,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital L.P., has voting control and investment power over securities held by Cranshire Capital, L.P. Mr. Kopin and Downsview Capital disclaim beneficial ownership of the securities held by Cranshire Capital, L.P. See also "The Transactions—Private Placement."

(10)
Crescent International Ltd. Includes 75,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares. See also "The Transactions—Private Placement."

(11)
GSSF Master Fund, LP. Includes 69,445 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. E.B. Lyon IV, as Authorized Agent, has voting and investment discretion over the shares owned by GSSF Master Fund, LP. See also "The Transactions—Private Placement."

(12)
Gryphon Master Fund, LP. Includes 69,445 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. E.B. Lyon IV, as Authorized Agent, has voting and investment discretion over the shares owned by Gryphon Master Fund, L.P. See also "The Transactions—Private Placement."

(13)
Omicron Master Trust. Includes 111,111 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron, Capital and OCI may be deemed to share dispositive power over the shares of common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of March 9, 2005, Olivier R. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein currently have voting and dispositive power over the shares of common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934; as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC, Regulation 13D-G) controls Omicron and Winchester. See also "The Transactions—Private Placement."

(14)
Oyster Pond Partner, LP. Includes 52,270 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. 033 Growth Management LLC, as investment advisor, has voting and dispositive power over the shares. The persons exercising these powers on behalf of the advisor are, respectively, Lawrence C. Longo, Jr., the advisor's Chief Operating Officer, and Michael T. Vigo, one of the managing members of the advisor. See also "The Transactions—Private Placement."

(15)
Rodman & Renshaw, LLC. Consists of 266,400 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Rodman & Renshaw was the placement agent for the private placement and received the securities included for registration as compensation for the placement services only. Messrs. John J. Borer and Thomas G. Pinou have voting and investment power over the securities. Messrs. Borer and Pinou disclaim any beneficial ownership over the securities. Rodman and Renshaw LLC, a registered broker-dealer, served as placement agent in the private placement. See also "The Transactions—Private Placement."

(16)
Solomon Strategic Holdings, Inc. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Directors Andrew MacKellar and Westlaw Limited control Solomon Strategic Holdings and have voting and investment control over the securities of such entity. See also "The Transactions—Private Placement."

(17)
Spectra Capital Management, LLC. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Greg Porges, President of Spectra Financial Group and a member of Spectra Capital Management, has voting and investment power over the shares held by Spectra Capital Management. Spectra Capital Management is an affiliate of Spectra Financial Group, LLC, which is a member of the American Stock Exchange. Spectra Financial Group LLC was not involved in the private placement. See also "The Transactions—Private Placement."

(18)
Stonestreet, LP. Includes 69,444 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of March 9, 2005. Michael Finkelstein, as President, has voting and dispositive power over the shares. See also "The Transactions—Private Placement."

(19)
TCMP3 Partners. Includes 55,556 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Messrs. Steven Slawson and Walter Schenker, as principals, have voting and investment control over the securities. See also "The Transactions—Private Placement."

(20)
The Tail Wind Fund Limited. Includes 138,889 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain ("TWAM"), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook disclaim any beneficial ownership of, or pecuniary interest in, the shares being registered hereunder and held by The Tail Wind Fund Ltd. See also "The Transactions—Private Placement."

(21)
Whalehaven Capital Fund Limited. Includes 41,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Evan Schemenauer, Arthur Jones, and Jennifer Kelly, as Directors of Whalehaven Capital, have voting and investment control over the securities. See "The Transactions—Private Placement."

(22)
Cundill International Company Ltd. Includes 125,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 9, 2005. Peter Cundill & Associates (Bermuda) Ltd., a Bermuda based Portfolio Manager, has voting and investment control over the securities. See also "The Transactions—Private Placement."

(23)
Carl Berg. Includes 840 shares of Series B preferred stock and 417 shares of Series C preferred stock which are convertible into an aggregate of 3,161,000 shares of common stock.

(24)
Assumes all shares being offered by this prospectus are sold.

PLAN OF DISTRIBUTION

        We are registering the shares of stock being offered by this prospectus for resale in accordance with certain registration rights granted the selling shareholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters' or brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales made after the time the registration statement of which this prospectus forms a part was declared effective;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Selling shareholders Rodman & Renshaw LLC, and Spectra Capital Management, LLC are either broker-dealers or affiliated with broker-dealers and are underwriters within the meaning of the Securities Act in connection with resale of their shares. Any commissions received by such broker-dealers, affiliates, or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders, including Rodman & Renshaw and Spectra Capital Management, have informed us that at the time they purchased our common stock they did not, and currently do not have, any agreement or understanding, directly or indirectly, with any person to distribute the common stock being sold pursuant to this prospectus.

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

        Except for the exercise of warrants, we will not receive any of the proceeds from the selling shareholders' sale of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of March 9, 2005, 59,915,536 shares of common stock, 2,744 shares of series B convertible preferred stock and 417 shares of series C convertible preferred stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.

Common Stock

        Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

        Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

        In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

        Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

        The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

        Our board of directors has the ability to issue up to 3,000,000 shares of preferred stock in one or more series, without stockholder approval. The board of directors may designate for the series:

  •
  the number of shares and name of the series,

  •
  the voting powers of the series, including the right to elect directors, if any,

  •
  the dividend rights and preferences, if any,

  •
  redemption terms, if any,

  •
  liquidation preferences and the amounts payable on liquidation or dissolution, and

  •
  the terms upon which such series may be converted into any other series or class of our stock, including the common stock and any other terms that are not prohibited by law.

        It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors' authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt. We have no present plans to issue any additional shares of preferred stock.

Series B Preferred Stock

        On April 24, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 2,000 shares of Series B Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,190.48 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At March 9, 2005, there were 2,744 shares of Series B Preferred Stock outstanding.

Series C Preferred Stock

        On November 12, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 500 shares of Series C Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,560.00 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At March 9, 2005, there were 417 shares of Series C Preferred Stock outstanding.

Options and Warrants

        As of March 9, 2005, 7,784,038 options for shares and 245,000 shares of restricted stock were outstanding under our approved stock incentive plans and 762,343 shares were available for future grants under our stock incentive plans. We have also issued warrants totaling 3,276,768 common stock shares. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. The number of shares of common stock for which these options and warrants are exercisable and the exercise price of these options and warrants are subject to proportional adjustment for stock splits and similar changes affecting our common stock. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

LEGAL MATTERS

        Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities.

EXPERTS

        The financial statements of Focus as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Focus' Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the substantial doubt about Focus' ability to continue as a going concern), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Visual Circuits as of and for the years ended September 30, 2003 and 2002 have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Visual Circuit's ability to continue as a going concern), which is incorporated by reference in this registration statement, in reliance upon the report of such firm given their authority as experts in accounting and auditing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—ACQUISITION OF VISUAL CIRCUITS CORPORATION

Overview

        On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus' common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs. For further discussion of the risks associated with the potential acquisition, see "Risk Factors."

        The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Focus for the year ended December 31, 2004 combined with the statement of operations of Visual Circuits for the period from January 1, 2004 through May 28, 2004. The unaudited pro forma combined condensed consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2004. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of Focus and Visual Circuits, which are included or incorporated herein by reference. The pro forma adjustments are based on management's estimates and a valuation of the intangible assets acquired.

        The unaudited pro forma combined condensed consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of future operating results of the combined companies. There can be no assurance that Focus and Visual Circuits will not incur additional charges related to the Reorganization or that management will be successful in its effort to integrate the operations of the two companies.

        The unaudited pro forma combined condensed consolidated statements of operations should be read in conjunction with the audited consolidated financial statements and related notes of Focus and Visual Circuits, which are either included or incorporated by reference herein.

Unaudited Pro Forma Condensed Consolidated
Statements of Operations
For the twelve months ended December 31, 2004
(In thousands, except per-share data)

	Focus Actual	Visual Actual
	January 1, 2004 to December 31, 2004	January 1, 2004 to May 28, 2004	Pro forma Adjustments		Pro forma Combined
Net revenues	$20,015	$1,782	$—		$21,797
Cost of goods sold	13,514	963	—		14,477

Gross profit	6,501	819	—		7,320
Operating expenses:
Sales, marketing and support	4,853	407	—		5,260
General and administrative	3,110	373	—		3,483
Research and development	8,558	481	—		9,039
Amortization of intangible assets	860	—	147	(A)	1,007
In-process research and development	300	—	—		300

Total operating expenses	17,681	1,261	147		19,089
Loss from operations	(11,180)	(442)	(147)		(11,769)
Interest income (expense), net	(80)	3	—		(77)
Other income, net	(7)	39	—		32

Loss before income taxes	(11,267)	(400)	(147)		(11,814)
Income tax benefit	(282)	—	—		(282)

Net loss	$(10,985)	$(400)	$(147)		$(11,532)

Basic and diluted net loss per share	$(0.22)				$(0.22)

Number of shares used in basic and diluted computation	50,078		1,586	(B)	51,664

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS OF FOCUS AND VISUAL

1.     Basis of Pro Forma Presentation

        On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus' common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs.

        The average market price per share of Focus voting common stock of $2.29 is based on the average closing price for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement.

        The total purchase cost of the Visual Circuits' transaction is estimated as follows (in thousands):

Value of common shares issued	$8,488
Transaction costs and expenses	440

Total purchase cost	$8,928

        The purchase price allocation, which is preliminary and therefore subject to change, is as follows (in thousands):

(In thousands)	Purchase Price Allocation	Annual Amortization	Useful Lives
Assets acquired	$1,180	n/a	n/a
Intangible asset: Existing technology	1,060	354	3 years
Goodwill	6,896	n/a	n/a
Liabilities assumed	(508)	n/a	n/a
In-process research and development	300	n/a	n/a

	$8,928	$354

        The tangible net assets acquired represent the historical net assets of Visual Circuits' business as of May 28, 2004. As required under purchase accounting, the assets and liabilities of Visual Circuits have been adjusted to fair value.

        Focus performed an allocation of the total purchase price of Visual Circuits to its individual assets acquired and liabilities assumed. Of the total purchase price, $300,000 has been allocated to in-process research and development ("IPRD") and was charged to expense in the period the transaction closed. Due to its non-recurring nature, the IPRD attributed to the Visual Circuits transaction has been excluded from the pro forma statements of operations.

        In addition to the value assigned to the IPRD projects, Visual Circuits' tangible assets and specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable intangible asset includes core/developed technology.

        A portion of the purchase price has been allocated to developed technology and IPRD. Developed technology and IPRD were identified and valued through interviews, analysis of data provided by the Visual Circuits business concerning development projects, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability and associated risks. The income approach, which includes an analysis of the cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and IPRD.

        Where development projects had reached technological feasibility, they were classified as developed technology and the value assigned to developed technology was capitalized. The developed technology is being amortized on a straight-line basis over its estimated useful life of three years.

        Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD, which was expensed upon the consummation of the Reorganization Agreement. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

  •
  Net cash flows. The net cash flows from the identified projects are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, and include costs to complete to bring in-process projects to technological feasibility.

        The estimated revenue is based on projections of Visual Circuits' business for each in-process project. These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Visual Circuits' business and its competitors.

        Projected gross margins and operating expenses approximate the Visual Circuits' business recent historical levels.

  •
  Discount rate. The discount rate employed in valuing the developed, core and in process technologies range from 20% to 40% and are consistent with the implied transaction discount rate. A higher discount rate was used in valuing the IPRD, due to inherent uncertainties surrounding the successful development of the IPRD, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above.

  •
  Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 10% to 90%.

        If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

        Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

2.     Pro Forma Adjustments

        The Focus Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations give effect to the allocation of the total purchase cost to the assets and liabilities of Visual Circuits based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined income tax benefit does not represent the amounts that would have resulted had Focus and Visual Circuits filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated statement of operations:

(A)
To record the amortization of identifiable intangible assets related to the acquisition of Visual Circuits over their estimated useful life of three years as if the transaction occurred January 1, 2004.

(B)
To reflect the pro forma effect on the basic and diluted shares outstanding of the approximate 3.8 million shares of Focus stock issued to Visual Circuits' shareholders had the transaction occurred January 1, 2004. The 3.8 million shares is based on the total consideration of approximately $8.7 million divided by the average closing price of Focus' common stock of $2.29 for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The number of shares issued to Visual Circuits' shareholders is based on the Reorganization Agreement. The fair value per share is based upon the trading range above.

3.     Pro Forma Net Loss Per Share

        The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Focus voting common stock outstanding during each period plus the shares assumed to be issued in exchange for substantially all the assets of Visual Circuits. Dilutive securities are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

        This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

        Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        This prospectus "incorporates by reference" information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document that also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

Our SEC Filings (File No. 1-11860)	Date of Filing
Current Report on Form 8-K/A (re: historical financial statements of Visual Circuits Corporation);	July 20, 2004
Current Report of Form 8-K (regarding change in guidance and amendment to lease)	January 4, 2005
Annual Report on Form 10-K for the year ended December 31, 2004	March 15, 2005

        We are also incorporating by reference any future documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. In no event, however, will any information that we disclose under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise become a part of, this prospectus.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Focus Enhancements, Inc.
1370 Dell Avenue
Campbell, California 95008
Attention: Investor Relations
Phone: (408) 866-8300

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

        The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Focus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

FOCUS ENHANCEMENTS, INC.

10,921,714 SHARES OF
COMMON STOCK

PROSPECTUS

March 18, 2005

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  Filed pursuant to Rule 424(b)(3) Registration No. 333-121206
RISK FACTORS
NOTE ON FORWARD LOOKING STATEMENTS
FOCUS ENHANCEMENTS, INC.
THE TRANSACTIONS
USE OF PROCEEDS
DILUTION
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—ACQUISITION OF VISUAL CIRCUITS CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF FOCUS AND VISUAL
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES